May 13, 2009

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, D.C. 20549

RE:	SEC Comment Letter dated April 1, 2009
The Clorox Company, Form 10-K for the Fiscal Year Ended June 30, 2008 and
Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008
File Number 1-07151

Dear Mr. Decker:

We respectfully submit the following response to the comment included in your letter of April 1, 2009, relating to your review of The Clorox Company’s (“Clorox” or “the Company”) Form 10-K for the Fiscal Year Ended June 30, 2008, and Forms 10-Q for the Fiscal Quarters Ended September 30, 2008 and December 31, 2008.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response and thank you for your attention devoted to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Question: Note 22. Segment Reporting

We reviewed the reports you provided us in response to prior comment one. Your reports reviewed by the chief operating decision maker to manage the business and prepare the quarterly earnings conference call, as well as the financial information provided at Board of Directors meetings appear to indicate that your CODM regularly reviews discreet financial information by strategic business unit. The Global Operations Reports (FY 09 Q2 Volume, Sales, Operation Profit) distributed to the Board of Directors include key information such as volume, sales and operating profit by strategic business unit. Your Fiscal Year-to-Date Budget-to-Actual Quarterly Updates Reports (Volume, Net Customer Sales and Profit by Strategic Business Unit) that are reviewed by your CODM also include key information such as volume, sales and EBIT by strategic business unit. Your CCE & Other Cost Savings Projects, Price Changes, and New Products reports in Exhibit 1 are also grouped by strategic business unit. In addition, you mentioned in your February 27, 2009 supplemental response that an important consideration as to why your strategic business units should not be considered your operation segments is because the strategic business unit financial information is prepared without an allocation of Corporate costs. From reading Note 22 to your financial statements, we see that your current reportable segments (North America and International) also exclude largely the same types of corporate amounts. In fact, the fiscal 2008 actual sales and profit subtotals for North America and International, as presented in the Volume, Net Customer Sales and Profit by Strategic business Unit report in Exhibit 2, are largely the same as those amounts shown in your segment footnote. Just above the North America subtotal in this same report appear sales and profit amounts for each strategic business unit. Based upon the information you have provided us to date, it appears that each strategic business unit may constitute an operating segment. Please provide us with an aggregation analysis under paragraph 17 of SFAS 131 assuming your strategic business units are your operating segments. In doing so, please be sure to explain to us in detail how you concluded that each strategic business unit aggregated with another strategic business unit met the criteria in paragraph 17 to be aggregated. If after further analysis you conclude that your current reportable segments need to be broken out into more reportable segments, please provide us with your new proposed segment reporting structure as well. Please also provide us with any other information you feel would be helpful in resolving this comment.

Response:

As requested by the Staff, the Company has performed an analysis under paragraph 17 of SFAS 131 assuming its strategic business units (SBUs) are its operating segments. This analysis is set forth in Exhibit A attached hereto.

In addition to completing the requested aggregation analysis, the Company has analyzed again whether the SBUs represent the Company’s operating segments. While the Staff has concluded that by receiving financial information related to SBUs, each SBU may constitute an operating segment, based on our assessment, the limited financial information provided to the CODM is not sufficient for the CODM to assess performance or allocate resources at the SBU level. We continue to believe that our operating segments, as defined in paragraph 10 of SFAS 131, are North America and International. The following discussion provides the Staff with additional perspective regarding our current segment reporting. Exhibit A provides the Staff with its requested aggregation analysis.

Important factors addressed in this letter that support our current reporting position include:

  The overall objective of segment disclosures is being met by providing financial information at a level that is useful to users of the financial statements, including operating segment financial results and, where significant and relevant, information about trends at the brand level (which is below the SBU level).

  The Company’s operating segments, North America and International, appropriately represent “the way that management organizes the segments within the enterprise for making operating decisions and assessing performance,” and, as such, meets the spirit of the guidance of SFAS 131.

  Using the information provided to him, the CODM is able to fully assess the performance of and allocate resources to the North America and International segments. The CODM does not review SBU financial information to make decisions about resources to be allocated to the separate SBUs or to assess the performance of the separate SBUs.

  Segment leaders, with input from the division general managers and the SBU leaders, make resource allocations to the SBUs and brands based upon detailed brand and SKU information made available to them. As illustrated below using the Company’s Home Care SBU, the SBUs represent either groups of brands or, in the case of Canada and International, geographic markets. The SBU financial information made available to the CODM is not at a sufficient level of detail to make a full assessment of performance and appropriately allocate resources to either the SBUs or the brands within an SBU. The CODM does not regularly review brand level financial information.

  Performance assessment for compensation purposes is not performed at the SBU level for the CODM or for any member of the Executive Committee, further demonstrating that the business is managed and assessed consistently with the Company’s determination of North America and International as its operating segments.

Based on our review and consideration of the guidance set forth in Paragraphs 3, 4 and 10b of SFAS 131, the Company continues to believe that its operating segments, as currently defined, are appropriate. A discussion of these paragraphs follows:

Paragraph 3 of SFAS 131

The overall objective of segment disclosures, as described in Paragraph 3 of SFAS 131, is to provide users of financial statements with useful “information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates.” The Company believes its determination that North America is a single operating segment is consistent with the objective described by Paragraph 3 of SFAS 131, since it believes that its North America segment conducts a single business activity — the development, manufacturing, distribution and marketing of branded consumer products primarily used by individuals, in their homes. Accordingly, providing segment information for SBUs (other than information about directional changes in volume by certain brands, which is already provided in the MD&A) does not further this objective as the business activity at the SBU level is the same business activity for the total North America segment.

The Company’s disclosures made in quarterly earnings press releases, quarterly analyst earnings conference calls and other investor relations presentations are consistent with the Company’s segment determination. Discrete sales and operating earnings information is disclosed only for the two operating segments: North America and International. Within the North America business, no discrete financial results are provided publicly for any SBU, although volume and sales trend information is provided for brands when appropriate. The Company does not provide sales information by SBU; instead, its disclosures focus on overall business drivers in North America such as pricing actions, cost savings, impact of commodity costs, etc. Operating or pre-tax earnings are never discussed publicly or with persons outside the Company at any level below the segment levels of North America and International. As noted above, within the MD&A, the Company does provide details to inform the reader which brands had a significant impact on volume and sales for the period as the Company believes this information is useful to the users of its financial statements and provides the reader with information about the different types of business drivers impacting the Company’s results. For example, for the quarter ended December 31, 2008, the Company said:

“Volume decline in the current quarter was primarily driven by the Company’s exit from the private-label food bags business and lower shipments of Glad® trash bags, Pine-Sol® cleaner and Clorox® liquid bleach due to the impact of pricing. The volume decline was partially offset by volume growth due to the acquisition of BBI on November 30, 2007, increased shipments of Clorox® disinfecting wipes and Hidden Valley® bottled salad dressing, the launch of Green Works™ and higher shipments of Clorox 2® stain fighter & color booster.”

Each of these examples highlights business drivers at the brand level, not the SBU level.

It is at the brand level (e.g., Clorox® Disinfecting Kitchen Cleaner, Clorox® Clean-Up, Formula 409®, etc.) that performance is assessed and resource allocations are made by managers below the level of the CODM. To illustrate how business results are assessed and resource allocations are made for each SBU, an understanding of the SBU architecture is required. There follows a diagram of the Homecare SBU, within the North America segment:

[CONFIDENTIAL TREATMENT OF DIAGRAM REQUESTED BY THE CLOROX COMPANY – CTR1OF2/RL05.13.2009]

The illustration above is presented to demonstrate how information summarized at the SBU level would not prove useful as it is primarily at the brand level that SBU leaders gain insight into the relevant financial performance. For example, financial information provided at the “Homecare” SBU level would not be useful unless information was provided at the brand level (e.g., Clorox® Disinfecting Kitchen Cleaner, Clorox® Clean-Up, Formula 409®, etc.). Only the division and SBU leaders regularly review information at the brand level. As the CODM does not regularly receive information at this level, he is unable and does not seek to fully assess performance of and make resource allocations to an individual brand or to an SBU.

Rather, using information regularly provided to him for the total Company and each operating segment (i.e., North America and International) level, the CODM establishes profit targets and monitors performance of the North America and International segments. Profit targets below the segment level are established and monitored by the segment, division and SBU leaders, consistent with the Company’s delegation of authority.

Paragraph 4 of SFAS 131

The Company believes its determination that it has two operating segments, North America and International, is consistent with guidance provided by Paragraph 4 of SFAS 131, which describes the “management approach” that is the overall basis for SFAS 131. This paragraph states “The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.”

Our current segment determination reflects our organization structure that was finalized in the first quarter of fiscal 2008. The related changes were designed to enhance the Company’s growth by driving a broader coordination across the Company’s brands, such that the Company can allocate resources to the highest value-creating initiatives across the entire Company. Under the new structure, single-points of accountability were identified to oversee the operations for the Company’s North America and International businesses, respectively. As such, it is our strong belief that our operating segments, North America and International, are identical to “the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.”

More specifically, our segment presentation is aligned with (1) the way the Company operates under a delegation of authority from the Board of Directors and an assignment of management responsibilities among its businesses, (2) our compensation programs and (3) the internal reporting of our overall financial results.

1.

The way in which the Company has defined its delegation of authority is consistent with its segment presentation. For example, with respect to the Company’s annual budget and target setting process, the CEO, with input from the CFO, defines the Company’s overall strategy and establishes financial goals for the total Company, which are reviewed and approved by the Board of Directors. These total Company financial targets are then allocated to the North America and International segments. The allocation and monitoring of financial targets below the North America and International segment level is generally executed by the segment, division or SBU leaders, consistent with the Company’s delegation of authority. To the extent these financial targets are disputed at a level below the CODM, the CODM is solely responsible for making the final decision on allocation of profit targets between North America and International. It is his sole responsibility, with input from the CFO and subject to the oversight of the Board of Directors, to assess business performance and to allocate resources to North America and International.

2.	How performance is assessed for compensation purposes is more fully described below under the discussion heading: “Paragraph 10b of SFAS 131.”

3.

Consistent with the Company’s segment presentation and as evident in the financial reporting packages provided to the Staff, the majority of our internal reporting to the CODM is designed to provide summarized information at the North America and International segment and total Company level. The primary focus of the Company’s internal financial reporting to the CODM is to regularly provide financial information for the total Company and for the North America and International segments, because it is at this level that the CODM, with approval of the Board of Directors, establishes financial performance targets and makes resource allocation decisions.

Paragraph 10b of SFAS 131

Paragraph 10b of SFAS 131 defines an operating segment as one “whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

The Company acknowledges that the CODM regularly receives SBU financial information, but because this information does not include detailed financial information related to the brands within an SBU, nor does it include a full allocation of corporate costs, we continue to believe that the information provided to the CODM is not adequate to fully assess the performance of the SBUs. On a periodic basis and in connection with making strategic choices regarding SBUs, a full allocation of corporate costs to the SBUs is made. This information, together with detailed financial information at the brand level is used to assess performance and make resource allocation decisions regarding the SBUs. Because the CODM does not regularly review SBU information at this level of detail, he relies on the segment leaders, with input from the division general managers and the SBU leaders, to make such resource allocations to the SBUs and brands based upon detailed brand and SKU information made available to them. (See discussion above regarding the complexity of our SBU architecture.)

The CODM assesses total Company and operating segment performance and allocates resources to the North America and International segments based on an evaluation of the highest value creating strategic initiatives across the entire Company. These strategic initiatives are generally at the total Company level, segment level or brand level. Performance is periodically assessed and monitored for each of the strategic initiatives at the Company, segment, or brand level. Examples of initiatives monitored at the total Company or segment level include organizational changes, customer/channel strategies, supply chain restructuring and cost containment initiatives and significant information systems implementations. Examples of initiatives monitored at the brand level include marketing campaigns, trade merchandising initiatives, channel tactics major new product launches or acquisitions. Since these brand level initiatives relate to specific brands on an episodic basis, the CODM does not regularly receive the more detailed information at the brand level for all brands.

Also with respect to Paragraph 10b of SFAS 131, the Company considered how performance is assessed for compensation purposes. As noted in our previous correspondence, the Company’s incentive compensation structure is comprised of two primary components: short-term incentive (cash bonus) and long-term incentive (stock options and performance shares). The annual cash bonus for the CODM, as well as the other members of the Company’s Executive Committee (consisting of the Company’s Executive Officers, as designated under Rule 3b-7 of the Securities Exchange Act of 1934), is based on total Company financial performance, as well as individual performance against Company-wide strategic goals (including employee engagement and diversity targets, product innovation targets and share growth) and individual objectives. These objectives relate to the Company as a whole and are not focused at the SBU level. In no way is discrete SBU financial information used in connection with performance assessments for the CODM or the other members of the Company’s Executive Committee. Incentive compensation is determined based on individual performance and the financial performance of the total Company.

For the Company’s general managers, whose responsibilities include assisting with the assessment of performance and allocation of resources to the appropriate brand levels, at the individual SBU level, annual cash bonus payouts are tied to total Company and operating segment (i.e., North America) financial performance, as well as individual performance against their major responsibilities. Individual Performance is captured through an “Individual Performance Multiplier” and is determined by assessing the individual’s performance against an aggregate of certain qualitative criteria (e.g., the individual’s ability to develop organization and people capabilities, to execute SBU strategy, etc.) and the individual’s overall performance in his role. The bonus payout for these individuals is calculated using a specified weighting between total Company and North America financial performance, to which the Individual Performance Multiplier is applied. On February 12, 2009, two of the Company’s general managers (Messrs. Doerer and Roeth) were appointed to the Company’s Executive Committee and, as such, their annual cash bonus payouts will be determined in the same manner as the bonus payouts for the other members of the Company’s Executive Committee, as noted above.

Long-term incentive compensation is granted based on a qualitative assessment of an individual’s potential. Long-term incentive compensation payouts are contingent on achievement of specific quantitative total Company performance goals, a factor that has no link to individual SBU financial performance.

The assessment of individual performance at each level within the organization above the SBU manager level by reference to Company or North America financial targets supports the Company’s determination of North America and International as its operating segments.

* * * * * * * *

In summary, the Company continues to believe that, in accordance with Paragraph 10 of SFAS 131, North America and International are the two operating segments of the Company (1) that engage in activities from which each earns revenues and incurs expenses, (2) whose operating results are reviewed by the CODM to allocate resources to and assess performance of the segments and (3) that have discrete financial information available.

North America and International are the two operating segments of the Company for which the CODM regularly reviews operating results. The CODM does not specify financial targets for the SBUs or allocate resources to the SBUs.

***

While we continue to believe that North America and International are our operating segments, we would appreciate the opportunity to discuss with you our views and the aggregation analysis set forth in Exhibit A in a telephone conference call. We are available for such a conference call at 2:00 p.m. EST on May 18, 2009. We will call you to see if that time works or to schedule a different time for the call when you are available. We appreciate your consideration in this matter and look forward to discussing with you the Staff’s views on this matter. Thank you for your time.

If you have any questions or need any additional information, please contact Tom Johnson, Vice President – Controller, at (510) 271- 2873 or me at (510) 271-7377.

Sincerely,

/s/ Daniel J. Heinrich
(by Susan Gentile)

Daniel J. Heinrich
Senior Vice President-
Chief Financial Officer

Enclosure: Exhibit A [CONFIDENTIAL TREATMENT OF EXHIBIT REQUESTED BY THE CLOROX COMPANY – CTR2OF2/RL05.13.2009]

cc:

Laura Stein	Senior Vice President – General Counsel
Thomas Johnson	Vice President – Controller
Angela Hilt	Vice President – Corporate Secretary and Assistant General Counsel
Ernest Greene	Securities and Exchange Commission
Gary Waring	Ernst & Young
Todd Silva	Ernst & Young